November 16, 2009

Via Edgar

Mr. Lyn Shenk
Branch Chief
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 3561
Washington, D.C. 20549-3561

RE:          Southwest Airlines Co.
File No. 001-07259
Form 10-K: For the fiscal year ended December 31, 2008
Form 8-K furnished on October 15, 2009

Dear Mr. Shenk:

           On behalf of Southwest Airlines Co. (the “Company”), set forth below are our responses to the additional comments of the staff (the “Staff”) of the Securities and Exchange Commission in its letter dated November 2, 2009, with respect to the referenced documents.  For ease of reference, we have reproduced below the full text of the Staff’s comments, each of which is followed by the Company’s response.

Form 10-K:  For the fiscal year ended December 31, 2008

Item 8.  Financial Statements and Supplementary Data

Note 1.  Summary of Significant Accounting Policies

Frequent flyer program, page 50

1.
We have reviewed your response to our prior comment number 1, and we note that you continue to believe that your accounting treatment for partially earned frequent flyer awards is acceptable.  We note further that your conclusion is partially based upon your belief that the Staff acknowledged your accounting practice in connection with our review of your fiscal year 2006 Form 10-K.  In this regard, we would like to clarify that although we did not object to your current accounting practice during the aforementioned review, we also did not acknowledge that we concurred with your practice.  Furthermore, you cite in your response that the revised Airline Guide is considered “non-authoritative” and is not included in the recently released FASB Accounting Standards Codification (the “Codification”).  While the Staff agrees that the guidance provided in the revised Airline Guide has not been included in the Codification, we believe that the revised Airline Guide was authoritative between the date of its release (October 1, 2008) and your recent adoption of the Codification.  Based upon the information noted above, as well as paragraphs 3.108 and 3.109 of the revised Airline Guide, we believe that it is preferable to accrue for costs attributable to partially earned frequent flyer awards that you expect to be fully earned and redeemed.  Furthermore, we continue to believe that the accrual of costs attributable to partially earned awards expected to be fully earned and redeemed would be consistent with your policy of not accruing for fully earned awards that are not expected to be redeemed.  Accordingly, we encourage you to consider revising your accounting policy.  Alternatively, please expand your accounting policy disclosure in Note 1 to your financial statements to specifically discuss the exclusion of partially earned awards from your accrual.  In this regard, consider supplementing your footnote disclosure with information similar to that which has been disclosed on page 6 of the “Business” section of your Form 10-K.

Response:

We will consider the Staff’s request regarding our accounting policy for partially earned awards.  Alternatively, the Company will comply with the Staff’s request to expand its financial statement disclosures to clarify the Company’s accounting.  In addition, the Company plans to add Frequent Flyer Accounting to its discussion of Critical Accounting Policies and Estimates in its upcoming 2009 Form 10-K.

Form 8-K furnished on October 15, 2009

Exhibit 99.1

Note regarding use of non-GAAP financial measures

2.
Please refer to your explanation of the items included in and excluded from your non-GAAP measures of “economic” results.  While we acknowledge that your explanation is consistent with the disclosure that you proposed in your correspondence filed on September 4, 2009, it is not clear to us how certain adjustments included in your reconciliations of your non-GAAP measures to the most comparable GAAP measures are consistent with your explanation.  For example, you state that you have established the concept of “economic” results to provide visibility to the non-current, non-cash aspects of your fuel hedging program and accounting, which can materially impact your current financial results.  You state further that items excluded from your company’s economic results primarily consist of certain “unrealized” gains or losses associated with derivatives that settled in a prior period or will settle in a future period.  However, we note that for each period presented in your reconciliation, you have recorded a significant adjustment for “Other impact of fuel contracts settling in the current or a prior period.”  Furthermore, it appears that you have reclassified realized ineffectiveness and mark-to-market (gains) or losses from “Other (gains) losses” to “Fuel & Oil Expense.”  Based upon the observations noted above, it is unclear to us how certain adjustments included in your reconciliation of your non-GAAP measures to the most comparable GAAP measures are consistent with your description of your non-GAAP measure, as well as its purpose.  In addition, we do not believe that your disclosure clearly explains why you believe that your “economic” measures provide useful information to investors.  In this regard, we believe that your disclosure could be improved with respect to conveying in plain English what the measures are intended to represent.  Please revise your disclosure to more clearly explain how and why your non-GAAP measures are useful to investors.  For example, specifically explain how your “economic” measures of results allow investors to accurately measure and monitor your company’s comparative performance on a consistent basis – particularly as each measure excludes recurring items.  Alternatively, please discontinue the presentation of these non-GAAP measures.

Response:

The Company will comply with the Staff’s request and continue to revise and improve upon its explanations and disclosures to explain why it believes that its “economic” measures being reported are important and useful to investors.  In both its explanation of why these economic results are useful to investors and in the reconciliations themselves, the Company believes improvements can be made that will provide clarity and understanding of these non-GAAP measures.

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In connection with our above responses to the Staff’s comments, the Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your assistance.  If you have any questions, please do not hesitate to contact me at (214) 792-4459.

Sincerely,

/s/ Laura Wright
Laura Wright
Chief Financial Officer

Copy to:	John T. Montford (Chairman, Audit Committee)
Gary C. Kelly
Leah Koontz
Madeleine Johnson
David Heselton (Ernst & Young LLP)